Exhibit 21.1
Subsidiaries of Registrant

	State or Jurisdiction of	Ownership by Registrant as of
Name	Incorporation	December 31, 2008
IPG Laser GmbH	Germany	100%
IPG Photonics (UK) Ltd.	United Kingdom	100%
IRE-Polus NTO	Russia	66%
IPG Photonics (Italy) S.r.l.	Italy	100%
IPG Photonics (Japan) Ltd.	Japan	80%
IPG Photonics (India) Pvt. Ltd.	India	100%
IPG Photonics (Korea) Ltd.	South Korea	90%
IPG Photonics (China) Ltd.	Hong Kong	100%
IPG Investment Corp.	Delaware, U.S.A.	100%
IPG Fiber Laser Technology Co. (Beijing) Ltd.	China	100%